SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

2009 Full Year and Fourth Quarter Results

Earnings Release and Supplemental Financial Information

nº 984

Forest Ville - Salvador - BA

nº 985

Felicità Vila Carrão - São Paulo - SP

nº 986

Paradiso Colinas de São Francisco - São Paulo - SP

GFA LISTED NYSE

Ibovespa

Gafisa

Uma história de grandes ideias para viver bem

GFSA3 NOVO MERCADO BOVESPA BRASIL

IBrX50

Gafisa Reports Results for 2009 Full Year and Fourth Quarter
--- Full Year Pre-Sales reached R$ 3.25 billion, Sales Velocity for the Quarter Increased to 28.6%
--- Adjusted EBITDA grew to R$ 604 million from R$300 million in 2008, on Adj. EBITDA Margin of 20% ---
--- Over R$ 1.4 billion in Cash and Cash Equivalents ---

FOR IMMEDIATE RELEASE - São Paulo, February 8th, 2010 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for 2009 full year and fourth quarter ended December 31, 2009.

Commenting on results, Wilson Amaral, CEO of Gafisa, said: “We closed out the year in a strong position, capitalizing on the economic recovery during the second half to deliver R$ 2.3 billion in launches and R$ 3.25 in sales for 2009. R$ 1 billion in launches were delivered in the fourth quarter alone. Revenue growth and improved operating performance allowed us to report a significant expansion in Adjusted EBITDA margin to 20.0%, which includes the positive impact associated with the acquisition of Tenda. Excluding Tenda’s Goodwill and net of provisions, the Adjusted EBITDA margin would have been 17.5%, above our guidance range. We are on track to continue delivering profitable growth moving forward and expect to achieve an EBITDA margin of between 18.5% - 20.5% for 2010, compared to the 17.5% margin achieved in 2009, on average a 200 basis point expansion over 2009.”

Amaral added, “During the year we continued to execute on our strategy of being a leader in the Brazilian homebuilding market with the most extensive portfolio of brands and the broadest geographic reach, which allows us to provide high value housing options to all income segments. We are now poised to accelerate our launches over the coming years, furthering our reach in the Brazilian market and ability to serve all income segments. During 2010 we plan to launch between R$ 4 – R$ 5 billion, of which the affordable entry level segment will represent 40 – 45% of the total value. We are currently putting in place the appropriate financing and capital structure to comfortably support these plans.”

Operating & Financial Highlights

IR Contact
Luiz Mauricio de Garcia Paula
Rodrigo Pereira
Ana Maria Paro
Marina Noal Arruda
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ir

FY & 4Q09 Earnings
Results Conference Call

Tuesday, February 9, 2009
> In English
9:00 AM US EST
12:00 PM Brasilia Time
Phones:
+1 800 860-2442 (US only)
+1 412 858-4600 (other countries)
Code: Gafisa
> In Portuguese
7:00 AM US EST
10:00 AM Brasilia Time
Phone: +55 (11) 4688-6361
Code: Gafisa

• Pre-sales reached R$ 3,248 million for the year, a 26.0% increase as compared to 2008. In 4Q09, Pre-sales were R$ 1,054 million, an increase of 79.1% as compared to the same period last year.

• In 4Q09, launches were R$ 1.0 billion, an increase of 55.1% compared to 4Q08. Consolidated launches totaled R$ 2,301 million in 2009. For the full year of 2010, the Company expects to double launches as compared to FY09 due to the strong improvement of market conditions. We sold 57% of 4Q09 launches.

• 4Q09 Net operating revenues, recognized by the Percentage of Completion (“PoC”) method, rose 60% to R$ 897.5 million from R$ 561.7 million in the 4Q08.

• 4Q09 Adjusted EBITDA reached R$ 174.7 million with a 19.5% margin (or R$ 167.8 million with 18.7% Margin net of Tenda Goodwill and provisions), a 112% increase compared to Adjusted EBITDA of R$ 82.3 million reached in 4Q08 (or R$ 41.2 million – 7.3% margin - net of Tenda Goodwill and provisions), mainly due to the strong performance of Gafisa.

• Net Income before minorities, stock option and non recurring expenses was R$ 86.1 million for the quarter, (9.6% adjusted net margin), an increase of 97% compared with R$ 43.6 million in 4Q08.

• The Backlog of Revenues to be recognized under the PoC method reached R$ 3.02 billion, a 5% increase over 4Q08. The Backlog Margin to be recognized reached 35.2%.

• Gafisa’s consolidated land bank was R$15.8 billion at the end of 2009, reflecting the internal policy of the Company to keep an average of 2 – 3 years of Land bank.

• Gafisa’s consolidated cash position exceeded R$ 1.4 billion at the end of December, facilitating the Company’s ability to fund and execute its growth strategy.

• On December 30, the Company approved the merger of its subsidiary, CONSTRUTORA TENDA S.A

• Due to a generally favorable domestic scenario, Gafisa intends to proceed with a primary follow-on equity offering worth an estimated R$ 1 billion.

The financial statements were prepared and presented in accordance with Brazilian GAAP and in Brazilian Reais (R$). Only financial data derived from the Company’s accounting system were subject to review by the Company’s auditors. Operating and financial information not directly linked to the accounting system (i.e., launches, pre-sales, average sales price, land bank, PSV and others) or non-Brazilian GAAP measures were not reviewed by the auditors. Additionally, financial statements and operating information consolidate the numbers for Gafisa and its subsidiaries, and refer to Gafisa’s stake (or participation) in its developments. The fourth quarter of 2009 has been adjusted in accordance with Law 11638, which brings accounting standards closer to the IFRS, for comparison purposes to the fourth quarter of 2009.

CEO Commentary and Corporate Highlights for 2009

Despite a rocky economic climate during much of the first half of 2009, Gafisa successfully navigated the year, emerging with a strengthened business structure, including three respected brands with a presence in all income segments, expanded geographic reach and a large land bank of R$ 15.8 billion that positions the Company for continued robust growth. In the final quarter, sales doubled from the end of 2008, reaching a record quarterly high of R$ 1.0 billion. We were also able to exceed our expectations for operating profitability for the year. Looking forward, Gafisa will benefit from what is expected to be sustainable GDP growth at a rate of over 5% per year in one of the strongest global economies today. This year, we expect to continue to drive leadership in our sector while transforming this Company into a national powerhouse by launching developments totaling between R$ 4 – R$ 5 billion, nearly double the total launch value of 2009 to meet the current and growing demand for housing across all socioeconomic segments.

We expect the favorable operating environment enjoyed by homebuilders during the latter part of 2009, spurred by the government’s prudent macroeconomic policies aimed at curtailing a recession and improving consumer confidence, to continue to prevail in 2010 on the basis of strong fundamentals. Unemployment rates of as low as 7%, continued real wage expansion, and a renewal in consumer confidence during the fourth quarter underpinned strong demand for housing in all segments that approached pre-crisis levels.

Mortgage lending capacity from both private and public sources is ample, highlighted by Caixa Econômica Federal’s current 2010 FGTS budget of R$ 24 billion, some 25% higher than granted in 2009, as well as an additional R$ 6 billion for corporate funding, and the popular federal housing program, Minha Casa Minha Vida (“MCMV”). MCMV is aimed at addressing the large deficit in affordable housing by facilitating the construction and purchase of one million new homes for low and middle-income buyers by the end of 2010. The program appears to be on track and we are all working to extend the Government’s commitment to this sector beyond 2010. Brazil’s nominal and real interest rates continue to be at historic lows and, while a Selic rate increase of 200 to 300 bps during 2010 is widely anticipated, we expect the effect of monetary policy on housing demand to be slight, as most mortgage rates are now based on TR, which has a low correlation to the Selic. In addition, the availability of loan tenors of up to 30 years on mortgages is helping to reduce even more the monthly payment burden on consumers.

Gafisa enters 2010 with a streamlined corporate structure that features three leading businesses and brands, with Gafisa, Alphaville, and Tenda each serving their respective market segments in a total of 100 cities throughout Brazil. While we did not anticipate some of the hurdles encountered during 2009, which were exacerbated by a global economic downturn, we are confident, now that we have fully integrated Tenda into the Gafisa corporate structure, that we will see substantial improvement in both top line and operating performance within that business in 2010. We have a track record of success within our other business segments and have already restructured the Tenda management team, begun integrating the back office and initiated the implementation of business control systems such as SAP.

Our substantial achievements during 2009 position us to increase our reach within the Brazilian marketplace during the next few years. With cash and cash equivalents of R$ 1.4 billion, an increase of 29% over the end of the third quarter, and a planned equity offering of an estimated R$ 1 billion in the coming weeks, we will enhance our current capital structure and have ample financing to support an accelerated pace of growth. We expect to launch between R$ 4 – R$ 5 billion in 2010 with the affordable entry-level segment accounting for approximately 40-45% of those amounts.

Our people are the foundation of our success and we thank each and every one of them for a successful 2009 as we look forward to an even stronger performance in 2010 and beyond.

Wilson Amaral, CEO -- Gafisa S.A.

Recent Developments

Consolidation of TENDA’s Remaining Shares: On December 30, 2009, a majority of shareholders at the Extraordinary Shareholders’ Meetings of Gafisa and Constructora TENDA approved an increase by Gafisa of its controlling stake in TENDA from 60% to 100%, enhancing Gafisa’s exposure to the fast-growing affordable entry-level segment and streamlining its corporate structure in the process. TENDA, an affordable entry-level homebuilder featuring the lowest price points in the industry, will now be operated as a wholly-owned subsidiary, resulting in further scale advantages and reductions in costs and SG&A expenses upon the full integration of the back office and management systems. Tenda will retain its dedicated brand manager, differentiated retail infrastructure and innovative, low-cost construction methods. At the Meeting, Tenda shareholders also approved the exchange ratio of 0.205 common shares of Gafisa for each common share held by Tenda shareholders. February 8, 2010 is the final trading date of Tenda shares(TEND3) on the BM&FBOVESPA.

Approval of R$ 600 Million in Debentures: On December 10, 2009, Gafisa closed a transaction for the issuance of debentures from CAIXA in the amount of up to R$ 600 million to partially fund Gafisa’s expansion plans. The debentures act as a revolving line of credit, allowing Gafisa to fund up to 90% of the total project cost including land and construction costs of units up to R$ 500,000 in sales price. Interest rates depend on the number of units priced in the range of R$ 130,000 to R$ 500,000 starting as low as TR+8.25 up to TR+10.25% . The Tenda subsidiary already benefits from a very similar, R$ 600 million debentures vehicle through CAIXA.

Minha Casa Minha Vida: With a national presence and designation as a CAIXA Bank Representative in 6 regions, Gafisa’s Tenda subsidiary is well-positioned to leverage this expanded opportunity for continued growth in the low-income segment. CAIXA is well on its way to achieving its objective of adding 1 million new homes in this segment, with some 71% (713,990 units as of December 2009) of the one million planned units already under analysis (275,528 units approved) and a rate of approval of over 4,900 units per business day. While there is no current governmental commitment to a renewal of the housing program support beyond 2010, industry participants have already been working with the government on promoting such initiatives.

Strong Sales in Middle and Mid-High Segments: Gafisa continues to witness strong demand throughout Brazil for the middle and middle to high income products represented by the Gafisa and Alphaville brands, which sold over R$ 670 million during the quarter, logging sales velocities of 23% and 44% respectively. Almost 60% of the Alphaville launches of R$ 286 million and 64% of sales were outside of the markets of Sao Paulo and Rio de Janeiro in the fourth quarter. Projects demonstrating especially strong sales velocities during the final quarter of the year included Paulista Corporate, which was launched in October, and Vision Brooklin, a November launch, which were each more than 70% sold at year’s end.

Diversified Geographies and Products: In December 2006, higher income products represented by the Gafisa brand represented 100% of the Company’s revenues, pre-sales and launches and the Company had a presence in 10 states and 16 cities with a total of 70 developments. During 2009, with a more diversified and balanced portfolio, Gafisa’s mid/mid-high products accounted for 58% of pre-sales, while TENDA’s affordable offerings represented 42% of pre-sales. The Company’s well-known brands were present in 21 states and 100 cities with 188 projects (consisting of 383 project phases).

Opportunities in 2010: We are optimistic about the Brazilian economy as well as Gafisa’s opportunities within our sector. Gafisa’s geographic and segment diversification strategies give it a national footprint and tremendous flexibility in execution. Given the present economic outlook, Gafisa expects to launch projects totaling R$ 4 billion to R$ 5 billion during 2010, of which 40-45% will be dedicated to the affordable entry-level segment through Tenda. Additionally, with the move to fully consolidate the management and operations of Tenda and our ability to achieve further operating synergies, we expect to achieve 2010 launch levels at an enhanced rate of operating profitability. We expect the Company’s full year 2010 EBITDA margins to reach between 18.5% - 20.5% .

Follow-on Share Offering: Today we are announcing that Gafisa intends to proceed with a follow-on equity offering worth an estimated R$ 1 billion. Given the strong internal economic climate, growing demand for housing and expansion of the public and private mortgage markets, we believe there is a significant opportunity to profitably expand our presence in Brazilian housing. A follow-on offering will afford us the opportunity to comfortably fund our business objectives over the next few years while enhancing our current capital structure and M&A opportunities.

Operating and Financial Highlights (R$000)	4Q09	4Q08	Var. (%)	2009	2008	Var. (%)
Launches (%Gafisa)	1,000,353	644,969	55.1%	2,301,224	4,195,698	-45.2%
Launches (100%) 1)	1,262,374	953,342	32.4%	2,789,671	5,157,195	-45.9%
Launches, units (%Gafisa)	4,258	1,469	189.9%	10,795	30,016	-64.0%
Launches, units (100%) 1)	5,662	2,207	156.5%	13,386	33,251	-59.7%
Contracted sales (%Gafisa)	1,053,810	588,370	79.1%	3,248,065	2,577,762	26.0%
Contracted sales (100%) 1)	1,218,564	865,338	40.8%	3,806,485	3,245,187	17.3%
Contracted sales, units (% Gafisa)	6,413	3,760	70.5%	22,012	17,114	28.6%
Contracted sales, units (100%) 1)	7,155	4,597	55.6%	24,407	19,417	25.7%

Net revenues	897,540	561,738	59.8%	3,022,346	1,740,404	73.7%
Gross profit	277,418	147,644	87.9%	878,584	526,003	67.0%
Gross margin	30.9%	26.3%	463 bps	29.1%	30.2%	-115 bps
Adjusted Gross Margin 2)	34.7%	30.6%	404 bps	32.2%	33.3%	-109 bps
Adjusted EBITDA 3)	174,722	82,272	112.4%	604,476	300,472	101.2%
Adjusted EBITDA margin 3)	19.5%	14.6%	482 bps	20.0%	17.3%	274 bps
Adjusted Net profit 4)	86,074	43,624	97.3%	312,825	192,792	62.3%
Adjusted Net margin 4)	9.6%	7.8%	182 bps	10.4%	11.1%	-73 bps
Net profit	55,321	12,844	330.7%	213,540	109,921	94.3%
EPS (R$)	0.33	0.10	235.6%	1.28	0.85	51.4%
Number of shares ('000 final)	166,777	129,963	28.3%	166,777	129,963	28.3%

Revenues to be recognized	3,024,992	2,887,518	4.8%	3,024,992	2,887,518	4.8%
Results to be recognized 5)	1,065,777	1,014,591	5.0%	1,065,777	1,014,591	5.0%
REF margin 5)	35.2%	35.1%	10 bps	35.2%	35.1%	10 bps

Net debt and Investor obligations	1,998,079	1,246,619	60.3%	1,998,079	1,246,619	60.3%
Cash and availabilities	1,424,053	605,502	135.2%	1,424,053	605,502	135.2%
Equity	2,325,634	1,612,419	44.2%	2,325,634	1,612,419	44.2%
Equity + Minority shareholders	2,384,181	2,083,822	14.4%	2,384,181	2,083,822	14.4%
Total assets	7,688,323	5,538,858	38.8%	7,688,323	5,538,858	38.8%
(Net debt + Obligations) / (Equity + Minorities)	83.8%	59.8%	2400 bps	83.8%	59.8%	2400 bps

1) Gafisa's and Alphaville's numbers at 100% and Tenda's numbers at company stake
2) Adjusted for capitalized interest
3) Adj. for expenses with stock options plans (non-cash). Excl. Tenda's goodwill and net of provisions the 2009 EBITDA margins was 17.5% (14.9 in 2008).
4) Adjusted for expenses with stock options plans (non-cash), minority shareholders and non recurring expenses
5) Results to be recognized net from PIS/Cofins - 3.65%; excludes the AVP method introduced by law 11638

Launches

During most of 2009, Gafisa adopted a conservative approach to new launch activity with a focus on inventory reduction and maintenance of financial flexibility. In the 4Q09, launches were R$ 1.0 billion, an increase of 55.1% compared to the 4Q08. During FY09, consolidated launches totaled R$ 2,301 million, a decline of 45.5% as compared to 2008, due to the Company’s strategy to reduce inventory during 2009. The Gafisa segment accounted for 57% of launches with a price per unit below R$ 500 thousand, while nearly 75% of Tenda’s launches had prices per unit below R$ 130 thousand. The Gafisa segment was responsible for 55% of launches, Alphaville accounted for 18% and Tenda for the remaining 27%.Company

The tables below detail new projects launched during the fourth quarter and the full year 2009, as compared to 2008:

Table 1 - Launches per company per region
%Gafisa - R$000		4Q09	4Q08	Var. (%)	2009	2008	Var. (%)
Gafisa	São Paulo	436,837	280,667	56%	804,937	918,156	-12%
	Rio de Janeiro	32,753	112,616	-71%	95,955	443,516	-78%
	Other	107,994	-65,826	-264%	363,628	551,728	-34%

	Total	577,584	327,458	76%	1,264,520	1,913,401	-34%
	Units	1,472	715	106%	3,413	4,949	-31%

Alphaville	São Paulo	52,929	29,443	80%	99,498	29,443	238%
	Rio de Janeiro	62,834	59,625	5%	98,729	88,968	11%
	Other	170,268	12,073	1310%	221,285	194,104	14%

	Total	286,030	101,141	183%	419,512	312,514	34%
	Units	1,451	348	317%	2,096	1,818	15%

Tenda 1)	São Paulo	69,032	10,489	558%	240,287	390,761	-39%
	Rio de Janeiro	-29,250	88,660	-133%	99,824	471,444	-79%
	Other	96,957	117,221	-17%	277,080	1,107,579	-75%

	Total	136,739	216,371	-37%	617,191	1,969,783	-69%
	Units	1,335	406	229%	5,286	23,249	-77%

Consolidated	Total - R$000	1,000,353	644,969	55%	2,301,224	4,195,698	-45%
	Total - Units	4,258	1,469	190%	10,795	30,016	-64%

Table 2 - Launches per company per unit price - Units
%Gafisa - R$000		4Q09	4Q08	Var. (%)	2009	2008	Var. (%)
Gafisa	≤ R$500K	328,283	98,116	235%	612,866	1,103,926	-44%
	> R$500K	249,301	229,342	9%	651,654	809,475	-19%

	Total	577,584	327,458	76%	1,264,520	1,913,401	-34%

Alphaville	≤ R$100K;	24,030	-	-	24,030	41,342	-42%
	> R$100K; ≤ R$500K	262,000	41,516	531%	395,482	211,547	87%
	> R$500K	-	59,625	-100%	-	59,625	-100%

	Total	286,030	101,141	183%	419,512	312,514	34%

Tenda 1)	≤ R$130K	102,507	128,255	-20%	288,013	1,663,275	-83%
	> R$130K	34,232	88,115	-61%	329,179	306,508	7%

	Total	136,739	216,371	-37%	617,191	1,969,783	-69%

Consolidated		1,000,353	644,969	55%	2,301,224	4,195,698	-45%

1) Includes Tenda, Fit Residencial and Bairro Novo in 2008

Pre-Sales

Pre-sales in the quarter increased by 79% to R$ 1,054 million as compared to 4Q08, equivalent to 105% of launches. In 2009, pre-sales totaled R$ 3,248 million, an increase of 26% as compared to 2008. The Gafisa segment was responsible for 46% of total pre-sales, while Alphaville and Tenda accounted for 12% and 42% respectively. Considering Gafisa’s pre-sales, 40% corresponded to units priced below R$ 500 thousand, while 86% of Tenda’s pre-sales came from units priced below R$ 130 thousand. Overall, sales from inventory were robust. Pre-sales for projects launched before 2009 accounted for 57% of our total consolidated sales. Our sales level came in over the top of our 2009 guidance range of R$ 2.7 – 3.2 billion.

The tables below illustrate a detailed breakdown of our pre-sales for the fourth quarters and the full year periods of 2009 compared to 2008:

Table 3 - Sales per company per region
%Gafisa - R$000		4Q09	4Q08	Var. (%)	2009	2008	Var. (%)
Gafisa	São Paulo	308,023	144,087	114%	829,795	598,817	39%
	Rio de Janeiro	75,311	114,740	-34%	268,209	365,650	-27%
	Other	83,245	41,932	99%	412,072	380,944	8%

	Total	466,579	300,758	55%	1,510,075	1,345,412	12%
	Units	1,210	772	57%	4,190	3,733	12%

Alphaville	São Paulo	55,344	24,017	130%	110,200	30,610	260%
	Rio de Janeiro	10,006	56,502	-82%	43,061	66,702	-35%
	Other	138,986	35,381	293%	223,624	202,577	10%

	Total	204,336	115,901	76%	376,885	299,889	26%
	Units	968	517	87%	1,951	1,518	29%

Tenda 1)	São Paulo	131,232	114,845	14%	496,773	296,857	67%
	Rio de Janeiro	97,048	34,341	183%	405,061	214,497	89%
	Other	154,615	22,525	586%	459,270	421,106	9%

	Total	382,895	171,711	123%	1,361,105	932,461	46%
	Units	4,234	2,471	71%	15,871	11,863	34%

Consolidated	Total - R$000	1,053,810	588,370	79%	3,248,065	2,577,762	26%
	Total - Units	6,413	3,760	71%	22,012	17,114	29%

1) Includes Tenda, Fit Residencial and Bairro Novo in 2008

Table 4 - Sales per company per unit price - PSV
%Gafisa - R$000		4Q09	4Q08	Var. (%)	2009	2008	Var. (%)
Gafisa	≤ R$500K	185,480	170,360	9%	610,494	564,684	8%
	> R$500K	281,099	130,398	116%	899,581	780,727	15%

	Total	466,579	300,758	55%	1,510,075	1,345,412	12%

Alphaville	≤ R$100K;	7,710	12,162	-37%	25,697	32,570	-21%
	> R$100K; ≤ R$500K	194,169	46,851	314%	331,915	191,563	73%
	> R$500K	2,456	56,888	-96%	19,272	75,756	-75%

	Total	204,336	115,901	76%	376,885	299,889	26%

Tenda 1)	≤ R$130K	311,403	143,521	117%	1,165,171	749,774	55%
	> R$130K	71,491	28,190	154%	195,934	182,687	7%

	Total	382,895	171,711	123%	1,361,105	932,461	46%

Consolidated	Total	1,053,810	588,370	79%	3,248,065	2,577,762	26%

1) Includes Tenda, Fit Residencial and Bairro Novo in 2008

Table 5 - Sales per company per unit price - Units
%Gafisa - Units		4Q09	4Q08	Var. (%)	2009	2008	Var. (%)
Gafisa	<= R$500K	250	522	-52%	1,012	2,905	-65%
	> R$500K	961	251	252%	3,177	828	284%

	Total	1,210	772	52%	4,190	3,733	12%

Alphaville	≤ R$100K;	160	135	19%	358	358	0%
	> R$100K; ≤ R$500K	807	302	167%	1,570	1,075	46%
	> R$500K	2	80	-97%	24	85	-72%

	Total	969	517	87%	1,951	1,518	29%

Tenda 1)	<= R$130K	3,836	2,197	75%	14,655	10,364	41%
	> R$130K	398	274	45%	1,216	1,499	-19%

	Total	4,234	2,471	71%	15,871	11,863	34%

Consolidated	Total	6,413	3,760	70%	22,012	17,114	29%

1) Includes Tenda, Fit Residencial and Bairro Novo in 2008

Sales Velocity

The consolidated company attained a sales velocity of 28.6% in the fourth quarter of 2009, following a velocity of 22% in the 3Q09. Overall company sales velocity increased as compared to the previous period, mainly due to Alphaville and Tenda’s improved performances during the quarter. In the case of Gafisa and Alphaville, we had a positive impact in inventory prices in the 4Q09 of R$ 102 million. In the case of Tenda, our most recent analyses indicated that part of the inventory released in the 3Q09 were not ready to be sold. Accordingly, we adjusted Tenda’s inventory blocking an equivalent of R$ 233 million.

Table 6 - Sales velocity per company
R$ million	Inventories beginning			*Inventory Release	Inventories end
	of period	Launches	Sales	+ Other	of period	Sales velocity
Gafisa	1,358.1	577.6	466.6	101.3	1,570.4	22.9%
AlphaVille	180.9	286.0	204.3	0.9	263.5	43.7%
Tenda	1,275.9	136.7	382.9	(233.1)	796.6	32.5%

Total	2,814.9	1,000.4	1,053.8	(130.9)	2,630.5	28.6%

Table 7 - Sales velocity per launch date
		4Q09

	Inventories end of		Sales
	period	Sales	velocity
2009 launches	892,875	713,451	44.4%
2008 launches	1,078,581	195,255	15.3%
2007 launches	499,829	123,037	19.8%
2006 launches	159,188	22,066	12.2%

Total	2,630,473	1,053,810	28.6%

Operations

Gafisa’s geographic reach and execution capacity is substantial. The Company is upholding and advancing its reputation for delivering projects according to schedule and within budget. It was present in 21 different states, with 188 projects (310 phases) under development at the close of the fourth quarter. Some 250 engineers were in the field and close to 500 intern engineers were in training.

One other indicator of the Company’s execution capacity is the small, 7% gap between sales and net revenues, demonstrating that the pace of construction execution is closely following the level of sales growth. Gafisa and its subsidiaries continue to selectively launch successful projects in new regions and in multiple market segments, maximizing returns in accordance with market demand. In 2009 Tenda transferred to CEF 5.114 units and we have over 25.000 under Caixa’s analysis.

Completed Projects

During the fourth quarter, Gafisa completed 31 projects with 1,533 units equivalent at an approximate PSV of R$ 150 million. Gafisa and Alphaville delivered 1 project and Tenda delivered the remaining 30 projects/phases.

During 2009, the Company completed 152 project phases, representing 10,831 units and a PSV of R$ 1.4 billion.

Table 8 - Completed projects
	Number of Projects	Completed	PSV (%Gafisa - R$ million)	Units (%Gafisa)
Gafisa	1	4Q09	21.0	55
Gafisa	5	3Q09	170.3	392
Gafisa	6	2Q09	263.7	856
Gafisa	5	1Q09	239.5	543

Total	17		694.5	1,846

Alphaville	0	4Q09	0	0
Alphaville	3	3Q09	129.8	1,058
Alphaville	1	2Q09	43.1	777
Alphaville	1	1Q09	31.6	799

Total	5		204.5	2,634

Tenda	30	4Q09	128.4	1,478
Tenda	51	3Q09	102.7	1,417
Tenda	28	2Q09	169.3	2,151
Tenda	21	1Q09	95.3	1,305

Total	130		495.7	6,351

Consolidated	152		1,394.7	10,831

Land Bank

The Company’s land bank of approximately R$ 15.8 billion is composed of 383 different projects in 21 states, equivalent to more than 90 thousand units. In line with our strategy, 50.7% of our land bank was acquired through swaps – which require no cash obligations.

The table below shows a detailed breakdown of our current land bank:

Table 9 - Landbank per company per unit price
		PSV - R$ million	%Swap	%Swap	%Swap	Potential units
		(%Gafisa)	Total	Units	Financial	(%Gafisa)
Gafisa	≤ R$500K	4,149	47.2%	39.0%	8.3%	4,490
	> R$500K	3,427	38.0%	36.0%	2.1%	14,235

	Total	7,576	42.1%	37.3%	4.8%	18,725

Alphaville	≤ R$100K;	404	94.2%	0.0%	94.2%	5,340
	> R$100K; R$500K	3,458	99.7%	0.0%	99.7%	18,705
	> R$130K	100	0.0%	0.0%	0.0%	50

	Total	3,962	98.5%	0.0%	98.5%	24,094

Tenda	≤ R$130K	3,822	24.3%	24.3%	0.0%	44,876
	> R$130K	463	5.7%	5.7%	0.0%	2,826

	Total	4,285	19.4%	19.4%	0.0%	47,703

Consolidated		15,823	50.7%	23.6%	27.1%	90,522

Number of projects/phases
Gafisa	139
AlphaVille	40
Tenda	204

Total	383

Table 10 - Consolidated landbank per region
%Gafisa - PSV	4Q09	4Q08	Var. (%)
(R$000)
São Paulo	5,721	6,713	-15%
Rio de Janeiro	2,332	2,960	-21%
Alagoas	1,377	1,457	-5%
Amazonas	46	-	-
Bahia	375	528	-29%
Ceará	62	59	4%
Distrito Federal	1,187	779	52%
Espírito Santo	284	285	0%
Goiás	359	375	-4%
Maranhão	-	40	-100%
Mato Grosso do Sul	36	36	0%
Minas Gerais	1,197	1,418	-16%
Pará	747	411	82%
Paraíba	32	64	-49%
Paraná	209	237	-12%
Pernambuco	498	487	2%
Piauí	70	-	-
Rio Grande do Norte	87	118	-27%
Rio Grande do Sul	893	782	14%
Roraima	32	52	-38%
Santa Catarina	188	208	-10%
Sergipe	91	32	183%

Total	15,823	17,041	-7.1%

4Q09 and 2009- Revenues

On the strength of solid sales performance in 4Q09, both from launched projects and inventories, and an accelerated pace of construction, the Company was able to recognize substantial Net operating revenues for 4Q09, which rose by 60% to R$ 897.5 million from R$ 561.7 million in 4Q08, with Tenda contributing 29% of the consolidated revenues.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method).

The table below presents detailed information about pre-sales and recognized revenues by launch year:

Table 11 - Sales vs. Recognized revenues
		4Q09				2009

		Sales	% Sales	Revenues	% Revenues	Sales	% Sales	Revenues	% Revenues
Gafisa	2009 launches	509,505	76%	159,238	25%	928,805	49%	259,251	13%
	2008 launches	79,044	12%	168,116	26%	450,257	24%	437,648	22%
	2007 launches	60,300	9%	244,427	38%	319,747	17%	793,369	39%
	2006 launches	22,066	3%	63,415	10%	188,151	10%	543,633	27%

	Total Gafisa	670,915	100%	635,195	100%	1,886,960	100%	2,033,902	100%

Tenda 1)	Total Tenda	382,895	---	262,346	---	1,361,105	---	988,444	---

Total		1,053,810		897,540		3,248,065		3,022,346

1) Includes Tenda, Fit Residencial and Bairro Novo in 2008

4Q09 and 2009 - Gross Profits

On a consolidated basis, gross profit for 4Q09 totaled R$ 277.4 million, an increase of 88% over 4Q08 and 8.7% over 3Q09, reflecting continued growth and business expansion. The gross margin for 4Q09 reached 30.9% (34.7% w/o capitalized interest), 404 basis points higher than in 4Q08, mainly due to the business improvement and SAP enterprise software implementation that reduced the recognition of construction costs in the 3Q08, subsequently adjusted in the 4Q08. When compared to the 3Q09, the gross margin was 182 basis points higher, mainly due to the improvement of margins at Gafisa/Alphaville.

Table 12 - Capitalized interest
(R$000)		4Q09	4Q08	3Q09
Gafisa	Initial balance	87,002	66,531	89,983
	Capitalized interest	23,118	42,736	14,806
	Interest transfered to COGS	(28,064)	(22,702)	(17,787)

	Final balance	82,056	86,565	87,002

Tenda 1)	Initial balance	9,509	588	7,255
	Capitalized interest	5,646	2,752	6,272
	Interest transfered to COGS	(5,643)	(1,705)	(4,018)

	Final balance	9,512	1,635	9,509

Consolidado	Initial balance	96,511	67,119	97,238
	Capitalized interest	28,763	45,488	21,078
	Interest transfered to COGS	(33,707)	(24,407)	(21,805)

	Final balance	91,568	88,200	96,511

1) Includes Tenda, Fit Residencial and Bairro Novo in 2008

4Q09 and 2009 – Selling, General, and Administrative Expenses (SG&A)

Integrating Tenda into Gafisa has begun in the 4Q09 and operational, commercial and administrative areas started to work together. Consequently, it no longer makes sense to continue showing the breakdown between Gafisa and Tenda SG&A. Therefore, starting in the 4Q09 we are presenting the consolidated figures of these topics.

In the 4Q09, SG&A expenses totaled R$ 133.6 million, compared to R$ 142.7 in the same quarter of 2008, mainly due to Tenda’s improved results after the merge of FIT into Tenda. In the 4Q08 we had charges related to cancellations and restructuring and also a higher consolidated stock option expense.

When compared to the 3Q09, the SG&A increased from R$ 113.2 million to R$ 133.6 million, mainly due to higher sales volume that increased the sales expenses by R$ 17.7 million, but with flat selling expenses/sales of 7%. The G&A also increased by R$ 3 million, mainly due to the expenses related to the SOX compliance in Tenda. As Tenda’s sales and revenues ramp up in the following quarters, the costs associated with its sales platform will be diluted and its fixed cost ratios improved.

The synergies coming from the Integrating processes of Tenda into Gafisa should start to show out the benefits in the coming quarters mainly due to better dilutions to come, since we are not expecting to increase the sales expense of Tenda to reach a higher expected volume of launches and sales. We also expect synergies to be achieved through shared back office functions, leveraging office infrastructure, and the accelerated implementation of systems such as SAP across Tenda’s operations, all of which are expected to contribute to a better SG&A/net revenue ratio in the coming quarters.

When compared to the 4Q08, the ratios of Consolidated Selling Expenses/Sales and G&A/Net revenue improved, falling respectively by 442 and 677 basis points. We can not compare SG&A with Launches and Revenues because expenses do not include 12 months of Tenda’s operations in 2008.

Table 13 - Sales and G&A Expenses
Company		4Q09	4Q08	2009	2008
Consolidated	Selling expenses	73,277	66,897	226,621	154,401
	G&A expenses	60,298	75,787	233,129	180,838
	SG&A	133,575	142,684	459,750	335,239

	Selling expenses / Sales	7.0%	11.4%	7.0%	6.0%
	G&A expenses / Sales	5.7%	12.9%	7.2%	7.0%
	SG&A / Sales	12.7%	24.3%	14.2%	13.0%

	Selling expenses / Net revenues	8.2%	11.9%	7.5%	8.9%
	G&A expenses / Net revenues	6.7%	13.5%	7.7%	10.4%
	SG&A / Net revenues	14.9%	25.4%	15.2%	19.3%

4Q09 and 2009 – Other Operating Results and Non recurring expenses

In 4Q09, our results reflected a positive impact of R$11.3 million, net of provisions, R$ 11.7 million of which was due to the amortization of Tenda’s goodwill (R$ 74.5 million in 2009). The 4Q09 results also included R$ 13.5 million of non-recurring expenses associated with the merger of Tenda into Gafisa, related to financial advisors, legal counsel and consulting fees.

4Q09 and 2009 – Adjusted EBITDA

Integrating Tenda into Gafisa has begun in the 4Q09 and operational, commercial and administrative areas started to work together. Therefore it no longer makes sense to continue showing the breakdown between Gafisa and Tenda EBITDA figures.

We adjust our EBITDA for expenses associated with stock options plans, as it represents a non-cash expense. Our Adjusted EBITDA for the fourth quarter totaled R$ 174.7 million, 112% higher than the R$ 82.3 million for 4Q08, with a consolidated adjusted margin of 19.5%, an increase of 482 basis points from 4Q08.

In the FY2009, the Adjusted EBITDA reached R$ 604.5 million (20.0% margin). Without Tenda’s goodwill and net of provisions, the Adjusted EBITDA reached R$ 529.9 million, with a 17.5% margin, when compared to R$ 259.5 million in 2008 (14.9% Margin). Full year 2009 results exceeded the 2009 guidance of 16% - 17% EBITDA margin by 50 basis points. We are confident that the synergies to come related to the merger of Tenda and also the better dilution of SG&A will continue to benefit our margins for the coming quarters, and accordingly we are providing guidance of 18.5% to 20.5% EBITDA margin for 2010, on average a 200 basis point increase as compared to the 2009 margin.

Table 14 - Adjusted EBITDA per company
(R$000)		4Q09	4Q08	2009	2008
Consolidated	Net Profit	55,321	12,844	213,540	109,921
	(+) Financial result	27,891	(1,729)	80,828	(41,846)
	(+) Income taxes	30,502	(7,058)	95,406	43,397
	(+) Depreciation and Amortization	10,004	23,029	34,170	52,635
	(+) Capitalizaed Interest Expenses	33,707	24,407	94,704	53,494
	(+) Minority shareholders	17,929	21,193	71,400	56,733

	EBITDA	175,356	72,685	590,048	274,334
	(+) Stock option plan expenses	(634)	9,588	14,428	26,138
	Adjusted EBITDA	174,722	82,272	604,476	300,472

	Net Revenues	897,540	561,738	3,022,346	1,740,404

	Adjusted EBITDA margin	19.5%	14.6%	20.0%	17.3%

Consolidated (1)
	Adjusted EBITDA	174,722	82,272	604,476	300,472
	(+) Tenda’s goodwill and net of provisions	(6,897)	(41,008)	(74,546)	(41,008)
	Adjusted EBITDA Without Tenda’s goodwill and net of	167,825	41,264	529,930	259,463
	Adjusted EBITDA margin	18.7%	7.3%	17.5%	14.9%

(1) Without Tenda’s goodwill and net of provisions

4Q09 and 2009 - Depreciation and Amortization

Depreciation and amortization in 4Q09 was R$ 10.0 million, a decline from the R$ 23.0 million recorded in 4Q08. The Company no longer amortizes goodwill because of a new accounting rule that requires the assessment of such assets on a yearly basis to determine a reserve for impairment.

4Q09 and 2009 - Financial Results

Net financial expenses totaled R$ 27.9 million in 4Q09, compared to net financial revenue of R$ 1.7 million in the 4Q08 and a net expense of R$ 31 million in the 3Q09. The increase in the 4Q09 was mainly due to the higher net debt position, lower interest capitalization and higher spread between the interest paid and received.

4Q09 and 2009 - Taxes

Income taxes, social contribution and deferred taxes for 4Q09 amounted to R$ 30.5 million compared to a tax credit of R$7.0 million in 4Q08. The effective tax rate was 29% in 4Q09 compared to a credit of 26% in 4Q08, when the company accounted for a credit in deferred taxes mainly due to the recognition of deferred income tax over the amortization of Tenda’s negative goodwill of investments.

4Q09 and 2009 - Adjusted Net Income

Net income in 4Q09 was R$ 55.3 million. However, if we consider the adjusted net income (before deduction of expenses related to minority shareholders and stock options), this figure reached R$ 86.1 million, with an adjusted net margin of 9.6% ., representing growth of R$ 42.5 million as compared to the R$ 43.6 million in the 4Q08 (7.8% net margin).

4Q09 and 2009 - Earnings per Share

Earnings per share were R$ 1.28 in 2009 compared to R$ 0.85 in 2008, a 51.4% increase. Shares outstanding at the end of the period were R$ 166.8 million in 4Q09 (inclusive of the merger of Tenda) and R$ 130.0 million in 4Q08.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$ 1.07 billion in 4Q09, R$ 51 million higher than 4Q08 and 3Q09. Tenda’s backlog of results to be recognized comprises 42% of the consolidated amount. The consolidated margin in 4Q09 was 35.2%, reflecting margins of 37.2% from Gafisa and 32.9% from Tenda.

The table below shows our revenues, costs and results to be recognized, as well as the expected margin:

Table 15 - Results to be recognized (REF)
(R$000)		4Q09	4Q08	3Q09	4Q09 x 4Q08	4Q09 x 3Q09
Gafisa	Revenues to be recognized	1,662	1,870	1,661	-11.1%	0.1%
	Costs to be recognized	(1,044)	(1,220)	(1,051)	-14.4%	-0.7%
	Results to be recognized (REF)	618	650	609	-4.9%	1.4%
	REF margin	37.2%	34.8%	36.7%	2423 bps	48 bps

Tenda 1)	Revenues to be recognized	1,363	1,018	1,245	33.9%	9.5%
	Costs to be recognized	(915)	(653)	(839)	40.2%	9.1%
	Results to be recognized (REF)	448	365	406	22.8%	10.3%
	REF margin	32.9%	35.8%	32.6%	-298 bps	24 bps

Consolidated	Revenues to be recognized	3,025	2,888	2,905	4.8%	4.1%
	Costs to be recognized	(1,959)	(1,873)	(1,890)	4.6%	3.7%
	Results to be recognized (REF)	1,066	1,015	1,015	5.0%	5.0%
	REF margin	35.2%	35.1%	35.0%	10 bps	28 bps

Note: Revenues to be recognized are net from PIS/Cofins (3.65%); excludes the AVP method introduced by law 11638
1) Includes Fit Residencial and Bairro Novo in 2008

Balance Sheet

Cash and Cash Equivalents
On December 31, 2009, cash and cash equivalents exceeded R$ 1.4 billion, 29% higher than the balance of R$ 1.1 billion as of September 30, 2009, and 135% higher than the R$ 605.5 million recorded at the close of 4Q08.

Accounts Receivable
At the conclusion of the 4Q09, total accounts receivable increased by 9% to R$ 6.9 billion, compared to R$ 6.4 billion in 3Q09, and an increase of 36% as compared to the R$ 5.1 billion balance one year ago, reflecting Tenda’s acquisition and higher sales velocity from new launches.

Table 16 - Total receivables per company
(R$000)		4Q09	4Q08	3Q09	4Q09 x 4Q08	4Q09 x 3Q09
Gafisa	Receivables from developments - ST	972,114	1,350,174	794,640	-28%	22%
	Receivables from developments - LT	752,913	568,656	894,943	32%	-16%
	Receivables from PoC - ST	1,511,469	1,102,212	1,196,271	37%	26%
	Receivables from PoC - LT	1,062,176	449,574	1,125,009	136%	-6%

	Total	4,298,672	3,470,616	4,010,862	24%	7%

Tenda 1)	Receivables from developments - ST	584,396	283,941	779,767	106%	-25%
	Receivables from developments - LT	830,163	772,127	512,093	8%	62%
	Receivables from PoC - ST	496,995	152,382	521,839	226%	-5%
	Receivables from PoC - LT	706,006	414,376	537,291	70%	31%

	Total	2,617,560	1,622,826	2,350,990	61%	11%

Consolidated	Receivables from developments - ST	1,556,510	1,634,115	1,574,407	-5%	-1%
	Receivables from developments - LT	1,583,076	1,340,783	1,407,036	18%	13%
	Receivables from PoC - ST	2,008,464	1,254,594	1,718,110	60%	17%
	Receivables from PoC - LT	1,768,182	863,950	1,662,300	105%	6%

	Total	6,916,232	5,093,442	6,361,852	36%	9%

Notes:
ST = short term; LT = long term
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according do PoC and BRGAP
1) Includes Fit Residencial and Bairro Novo in 2008

Table 17- Total receivables maturity per company
(R$000)	Total	Until Dec/2010	Until Dec/2011	Until Dec/2012	Until Dec/2013	After Dec/2013
Gafisa	4,298,672	2,114,018	1,399,592	416,922	149,368	218,772
Tenda 1)	2,617,560	1,449,190	771,571	176,948	37,955	181,895

Consolidated	6,916,232	3,563,209	2,171,163	593,870	187,323	400,667

1) Includes Fit Residencial and Bairro Novo in 2008

Inventory (Properties for Sale)

The inventory balance totaled R$ 1.75 billion in 4Q09, a decline of 13.8% when compared to R$ 2.03 billion registered in 4Q08. Inventory reduction was mainly driven by a solid sales performance in this quarter. The higher inventory totals for projects that are less than 30% completed partly reflect an uptick in development activity since signs of economic recovery began to emerge during the second half of the year. Finished units accounted for only 6.9% of the inventory.

Table 18 - Inventories per company
(R$000)		4Q09	4Q08	3Q09	4Q09 x 4Q08	4Q09 x 3Q09
Gafisa	Land	545,036	559,775	605,201	-2.6%	-9.9%
	Units under construction	618,329	819,684	579,179	-24.6%	6.8%
	Completed units	106,572	96,268	115,519	10.7%	-7.7%

	Total	1,269,937	1,475,727	1,299,899	-13.9%	-2.3%

Tenda 1)	Land	187,202	190,780	181,682	-1.9%	3.0%
	Units under construction	276,756	362,246	247,863	-23.6%	11.7%
	Completed units	14,562	223.00	32,988	---	-55.9%

	Total	478,520	553,249	462,533	-13.5%	3.5%

Consolidated	Land	732,238	750,555	786,883	-2.4%	-6.9%
	Units under construction	895,085	1,181,930	827,042	-24.3%	8.2%
	Completed units	121,134	96,491	148,507	25.5%	-18.4%

	Total	1,748,457	2,028,976	1,762,432	-13.8%	-0.8%

1) Includes Fit Residencial and Bairro Novo in 2008

Table 19 - Inventories at market value per company
PSV - (R$000)		4Q09	4Q08	3Q09	4Q09 x 4Q08	4Q09 x 3Q09
Gafisa	2009 launches	644,384	---	293,757	---	119%
	2008 launches	685,613	1,208,296	686,259	-43%	0%
	2007 launches	344,716	584,919	380,894	-41%	-9%
	2006 and earlier launches	159,188	221,456	178,159	-28%	-11%
	Total	1,833,901	2,014,671	1,539,069	-9%	19%

Tenda 1)	Total	796,573	1,401,979	1,275,876	-43%	-38%

Consolidated	Total	2,630,473	3,416,650	2,814,945	-23%	-7%

1) Includes Fit Residencial and Bairro Novo in 2008

Table 20 - Inventories per conclusion status
Company	Not started	Up to 30% constructed	30% to 70% constructed	More than 70% constructed	Finished units	Total 4Q09
Gafisa	657,846	164,282	530,970	314,193	166,609	1,833,901
Tenda	27,621	503,254	175,657	36,673	53,368	796,573

Total	685,467	667,536	706,627	350,867	219,977	2,630,473

Liquidity

On December 31, 2009, Gafisa had a cash position of R$ 1.4 billion. On the same date, Gafisa’s debt and obligations to investors totaled R$ 3.42 billion, resulting in a net debt and obligations of R$ 2.0 billion. As of December 31, 2009, the net debt and obligation to investors to equity and minorities ratio was 83.8% compared to 74.1% in 3Q09. When excluding Project Finance, this ratio reached only 13.3%, a comfortable leverage level.

Gafisa’s cash burn rate increased in the quarter to R$ 348 million. This increase reflects the resumption of launches, sales, land acquisition and higher pace of construction activity at the Company.

Currently we have access to a total of R$ 3.9 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$ 2.3 billion in signed contracts and R$ 317 million in contracts in process, giving us additional availability of R$ 1.3 billion.

We also have performed receivable (from units already delivered) of R$ 190 million ready for securitization.

The following tables set forth information on our debt position as of December 31, 2009.

Table 21 - Indebtedness and Investor obligations
Type of obligation (R$000)	4Q09	4Q08	3Q09	4Q09 x 4Q08	4Q09 x 3Q09
Debentures - FGTS (project finance)	602,648	-	-	-	-
Debentures - Working Capital	704,473	503,945	704,920	39.8%	-0.1%
Project financing (SFH)	406,643	320,252	394,820	27.0%	3.0%
Working capital	686,082	590,285	684,956	16.2%	0.2%
Incorporation of controlling company	---	8,106	---	---	---

Total debt - Gafisa	2,399,846	1,422,588	1,784,696	69%	34%

Debentures - FGTS (project finance)	611,256	0	619,861	---	-1%
Project financing (SFH)	60,376	57,432	78,795	5%	-23%
Working capital	50,654	65,922	48,375	-23%	5%
Incorporation of controlling company	0	6,179	0	-100%	---

Total debt - Tenda 1)	722,286	129,533	747,031	458%	-3%

Total consolidated debt	3,122,132	1,552,121	2,531,727	101%	23%

Consolidated cash and availabilities	1,424,053	605,502	1,099,687	135%	29%
Investor Obligations	300,000	300,000	300,000	0%	0%
Net debt and investor obligations	1,998,079	1,246,619	1,732,040	60%	15%
Equity + Minority shareholders	2,384,181	2,083,822	2,336,365	14%	2%
(Net debt + Obligations) / (Equity + Minorities)	83.8%	59.8%	74.1%

(Net debt + Ob.) / (Eq + Min.) - Exc. Project Finance (SFH + FGTS	13.3%	41.7%	27.3%

Table 22 - Debt maturity per company
Company (R$000)	Total	Until December/2010	Until December/2011	Until December/2012	Until December/2013	After December/2013
Debentures - FGTS (project finance)	602,648	2,648	0	0	300,000	300,000
Debentures - Working Capital	704,473	108,473	346,000	125,000	125,000	0
Project financing (SFH)	406,643	225,453	152,894	23,536	4,760	0
Working capital	686,082	397,418	221,626	36,078	30,960	0

Total debt - Gafisa	2,399,846	733,992	720,520	184,614	460,720	300,000

Debentures - FGTS (project finance)	611,256	11,256	0	150,000	300,000	150,000
Project finance (SFH)	60,376	44,533	15,843	0	0	0
Working capital	50,654	10,908	23,220	12,240	4,286	0

Total debt - Tenda 1)	722,286	66,697	39,063	162,240	304,286	150,000

Total consolidated debt	3,122,132	800,689	759,583	346,854	765,006	450,000

% Total		26%	24%	11%	25%	14%

Tenda Incorporation

On December 30, 2009 at the Extraordinary Shareholder’s Meetings of Gafisa and Tenda, with a majority of shareholders present, the merger of Construtora Tenda S.A by Gafisa S.A was approved. This transaction consolidates and strengthens Gafisa’s leadership in the affordable entry-level segments of the Brazilian housing market, and simplifies the Company’s corporate structure.

At the Meeting, Tenda shareholders approved the exchange ratio of 0.205 common shares by Gafisa for each common share held by Tenda shareholders. February 8, 2010 will be the final trading date of Tenda shares (TEND3) on the BM&FBOVESPA.

While each of Gafisa’s brands will continue to focus on their unique segments, Mr. Antonio Carlos Ferreira Rosa, currently responsible for the Gafisa brand, will now also include Tenda under his broader operational responsibilities. Mr. Flavio Fernandes has joined the Company to oversee Tenda’s day-to-day operations, business development, marketing and sales. Mr. Fernandes brings more than 15 years of operational experience in consumer product companies in Brazil and throughout Latin America, with much of his career spent in sales and marketing, brand development and business planning leadership roles. He also has experience in finance, budget management and post-merger change management.

Tenda’s financial Division, including credit and mortgage delivery, will report into Alceu Duilio Calciolari, Gafisa’s Chief Financial Officer. The Tenda construction teams will report to Mario Rocha, who manages construction for all of the Gafisa brands, enabling the Company to further leverage its scale and purchasing power.

Outlook

Given the present economic outlook, Gafisa expects to launch R$ 4 billion to R$ 5 billion through 2010, of which 40-45% will be dedicated to the affordable entry-level segment through Tenda. Additionally, with the move to fully consolidate the management and operations of Tenda and the ability to achieve further operating synergies, the Company expects to achieve 2010 launch levels at an enhanced rate of operating profitability. We expect full year 2010 EBITDA margins to reach between 18.5% - 20.5% .

Glossary

Backlog of Results – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin – Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank – Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

PoC Method – Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales – Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

Affordable Entry Level – residential units targeted to the mid-low and low income segments with prices below R$ 1,800 per square meter.

LOT (Urbanized Lots) – land subdivisions, or lots, with prices ranging from R$ 150 to R$ 600 per square meter

SFH Funds – Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements – A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

PSV – Potential Sales Value.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 55 years ago, we have completed and sold more than 980 developments and built more than 11 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entrylevel housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the midto higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Investor Relations
Luiz Mauricio de Garcia Paula
Rodrigo Pereira
Ana Maria Paro
Marina Noal Arruda
Phone: +55 11 3025-9297 / 9159 / 9242 / 9305
Email: ri@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (Brazil)
Patrícia Queiroz
Máquina da Notícia Comunicação Integrada
Phone: +55 11 3147-7409 Fax: +55 11 3147-7900
E-mail: patricia.queiroz@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The following table sets projects launched during 2009:

	Project	Launch Date	Local	% Gafisa	Units (%Gafisa)	PSV (%Gafisa)	% sales 3/Dec/09
Gafisa	Verdemar –Fase 2	January	Guarujá – SP	100%	77	50,931	42%
Gafisa	Centro Empresarial Madureira	March	Rio de Janeiro – RJ	100%	195	24,208	77%
Gafisa	Brink F2 –Campo Limpo	March	São Paulo – SP	100%	95	23,019	71%
Gafisa	Alegria –Fase 2	April	Guarulhos – SP	100%	139	38,456	59%
Gafisa	Canto dos Pássaros	April	Porto Alegre – RS	80%	90	15,930	30%
Gafisa	Grand Park –Parque Árvores –Seringueira(1)	May	São Luiz – MA	50%	38	6,769	99%
Gafisa	Supremo Ipiranga	June	São Paulo – SP	100%	108	54,860	63%
Gafisa	Vila Nova São José F1 –Metropolitan	June	São José dos Campos – SP	100%	96	30,028	41%
Gafisa	Sorocaba	June	Rio de Janeiro – RJ	100%	81	38,995	84%
Gafisa	Vistta Santana	June	São Paulo – SP	100%	179	117,964	79%
Gafisa	Grand Park –Parque Árvores –Salgueiro(1)	June	São Luiz – MA	50%	38	6,844	100%
Gafisa	The Place	August	Goiânia – GO	80%	17	35,945	50%
Gafisa	Brotas	August	Salvador – BA	50%	178	24,525	99%
Gafisa	Grand Park Árvores –Bambu	August	São Luiz – MA	50%	38	6,989	99%
Gafisa	PA 11 –Reserva Ibiapaba F1	September	Belém – PA	80%	210	35,271	72%
Gafisa	Magno	September	São Paulo – SP	100%	34	52,841	93%
Gafisa	Acupe – BA	September	Salvador – BA	50%	95	16,439	93%
Gafisa	Paulista Corporate	October	São Paulo – SP	100%	97	72,213	71%
Gafisa	Reserva Ibiapaba Fase II (2)	October	Belém – PA	80%	106	17,635	72%
Gafisa	London Ville	October	Barueri – SP	100%	195	70,507	25%
Gafisa	Parque Maceió F2	October	Maceió – AL	50%	126	14,931	18%
Gafisa	Vision Brooklin	November	São Paulo – SP	100%	266	117,029	71%
Gafisa	Vista Patamares	November	Salvador – BA	50%	168	36,990	34%
Gafisa	Reserva Eco Office Life	November	Curitiba – PR	50%	78	26,138	5%
Gafisa	City Park Exclusive	November	Salvador – BA	50%	73	12,300	34%
Gafisa	IT STYLE – FASE 1	December	São Paulo – SP	100%	204	177,089	37%
Gafisa	Global Offices	December	Niterói – RJ	100%	160	32,753	49%
Gafisa	Stake Acquisition 1)	–––	–––		–––234	106,923	84%

Gafisa					3,413	1,264,520	61%

Alphaville	AlphaVille Caruaru	mar–09	Caruaru – PE	70%	172	21,881	100%
Alphaville	AlphaVille Granja Viana	jun–09	São Paulo – SP	33%	110	36,264	100%
Alphaville	AlphaVille Votorantim F2	jun–09	São Paulo – SP	30%	51	10,306	83%
Alphaville	Conceito A Rio das Ostras	jun–09	Rio das Ostras – RJ	100%	106	35,896	27%
Alphaville	AlphaVille Campina Grande	set–09	Campina Grande – PB	53%	205	29,135	49%
Alphaville	AlphaVille Porto Alegre	out–09	Porto Alegre – RS	64%	429	118,198	86%
Alphaville	AlphaVille Piracicaba	nov–09	Piracicaba – SP	63%	216	52,929	100%
Alphaville	AlphaVille Gravataí 2	dez–09	Gravataí – RS	64%	225	28,040	2%
Alphaville	AlphaVille Rio Costa do Sol 3	dez–09	Rio das Ostras – RJ	58%	293	62,834	14%
Alphaville	Terras Alpha Foz do Iguaçú	dez–09	Foz do Iguaçú – PR	74%	288	24,030	36%

Alphaville					2,096	419,512	63%

Tenda	Vila Real Life –Sitio Cia	abr–09	Salvador	100%	178	14,866	99%
Tenda	FIT Giardino fase 1	abr–09	Caxias do Sul	80%	207	31,916	10%
Tenda	FIT Icoaraci	abr–09	Belém	80%	235	40,065	44%
Tenda	Le Grand Vila Real Tower	mai–09	Belo Horizonte	100%	92	9,162	100%
Tenda	Green Park Life Residence	jun–09	Juiz de Fora	100%	220	23,540	69%
Tenda	Vermont Life	jun–09	Governador Valadares	100%	192	16,512	29%
Tenda	FIT Dom Jaime –Bosque dos Passaros	jun–09	São Bernardo do Campo	100%	364	55,757	53%
Tenda	Bairro Novo Fase 3	jul–09	Cotia	100%	448	38,000	99%
Tenda	Bariloche	ago–09	Belo Horizonte	100%	80	8,400	91%
Tenda	Mirante do Lago Fase 2A	ago–09	Ananindeua	70%	132	20,700	59%
Tenda	Diamond	ago–09	Rio de Janeiro	100%	312	46,800	7%
Tenda	Parma	set–09	BH	100%	36	4,500	100%
Tenda	Marumbi –Fase 01	set–09	Curitiba	100%	335	61,808	46%
Tenda	Bosque das Palmeiras	set–09	Recife	100%	144	10,768	100%
Tenda	Club Gaudi	set–09	Guarulhos	100%	300	23,578	81%
Tenda	Tony –Passos F1 –Recanto das Rosas	set–09	Ribeirão das Neves	100%	240	20,160	80%
Tenda	Jardim Alvorada	set–09	Guarulhos	100%	180	16,020	93%
Tenda	Bosque Itaquera	set–09	São Paulo	100%	256	37,900	83%
Tenda	Lago dos Patos	out–09	Guarulhos	100%	140	24,300	99%
Tenda	Cotia Fase 4 –Etapa I	out–09	Cotia	100%	96	8,183	91%
Tenda	Clube Garden –Mônaco	out–09	São Paulo	100%	186	16,800	100%
Tenda	Vivenda do Sol I	out–09	Porto Alegre	100%	200	14,000	7%
Tenda	Parque Green Village	out–09	Aparecida de Goiania	100%	176	15,800	31%
Tenda	Fit Marodin –Jardins	out–09	Porto Alegre	70%	120	24,600	64%
Tenda	Mirante do Lago Fase 2B	out–09	Ananindeua	70%	217	32,132	50%
Tenda	Residencial Monet Life –Le Grand Villa das Artes	nov–09	Lauro de Freitas	100%	200	18,125	79%
Tenda	Cotia Fase 4 –Estapa II	nov–09	Cotia	100%	224	19,749	49%
Tenda	Portal do Sol Life I	dez–09	Belford Roxo	100%	64	5,800	67%
Tenda	Portal do Sol Life II	dez–09	Belford Roxo	100%	64	5,800	66%
Tenda	Portal do Sol Life III	dez–09	Belford Roxo	100%	64	5,950	41%
Tenda	Residencial Monet II (Grand Ville das Artes Fase III	dez–09	Lauro de Freitas	100%	120	10,200	76%
Tenda	Diamond (empreendimento revertido)	dez–09	Rio de Janeiro	100%	(312)	–46,800	0%
Tenda	Ilha de Capri (empreendimento revertido)	dez–09	Goiânia	100%	(224)	–17,900	0%

Tenda					5,286	617,191	66%

Total					10,795	2,301,224	63%

1) Includes the part acquired from partners in 10 different projects; % Gafisa is a weight average

The following table sets forth the financial completion of the construction in progress and the related revenue recognized (R$000) during the quarter ended on December 31, 2009.

	Project	Construction status		% Sold		Revenues recognized (R$000)
		4Q09	3Q09	4Q09	3Q09	4Q09	3Q09

Gafisa	VISION BROOKLIN	38%	-	71%	-	31,273	-
Gafisa	LONDON GREEN	92%	81%	83%	74%	27,392	21,624
Gafisa	IT STYLE - FASE 1	42%	-	37%	-	27,036	-
Gafisa	PARC PARADISO	76%	60%	100%	99%	26,234	27,846
Gafisa	ENSEADA DAS ORQU¥DEA	68%	57%	97%	95%	20,847	57,559
Gafisa	VP HORTO - FASE 2 (O	72%	50%	97%	96%	18,571	13,718
Gafisa	VP HORTO - FASE 1 (O	81%	66%	97%	98%	17,218	17,627
Gafisa	SUPREMO	63%	54%	96%	96%	13,104	9,581
Gafisa	ACQUA RESIDENCIAL	87%	75%	62%	54%	12,706	9,392
Gafisa	PQ BARUERI COND - FA	51%	39%	65%	63%	12,622	11,674
Gafisa	TERRAÇAS ALTO DA LAP	84%	72%	93%	88%	12,436	13,248
Gafisa	VISION	76%	66%	94%	90%	12,170	11,264
Gafisa	JATIUCA TRADE RESIDE	72%	58%	75%	47%	11,366	8,111
Gafisa	MAGIC	88%	74%	76%	74%	11,076	16,637
Gafisa	NOVA PETROPOLIS SBC	60%	49%	54%	49%	9,832	8,429
Gafisa	ACQUARELLE	71%	54%	88%	82%	8,764	6,017
Gafisa	Vila Nova São José -	49%	31%	72%	64%	8,443	8,567
Gafisa	Parque Arvores	30%	19%	99%	64%	8,135	8,089
Gafisa	Vistta Santana	47%	44%	79%	69%	7,687	35,502
Gafisa	GRAND VALLEY	97%	84%	78%	69%	7,135	6,174
Gafisa	PRIVILEGE RESIDENCIA	77%	59%	85%	85%	6,593	7,036
Gafisa	Parque Aguas	29%	21%	67%	27%	6,144	6,388
Gafisa	ISLA RESIDENCE CLUBE	100%	93%	94%	93%	6,039	10,561
Gafisa	OLIMPIC BOSQUE DA SA	75%	67%	92%	89%	5,998	5,406
Gafisa	SECRET GARDEN	94%	75%	72%	70%	5,775	4,470
Gafisa	ECOLIVE	37%	23%	84%	75%	5,440	3,741
Gafisa	SOLARES DA VILA MAR	66%	52%	100%	100%	5,196	4,977
Gafisa	QUINTAS DO PONTAL	71%	62%	35%	31%	5,125	4,454
Gafisa	GRAND VALLEY NITERÓI	43%	35%	92%	92%	5,101	4,068
Gafisa	Chácara Santana	47%	37%	94%	94%	5,029	3,468
Gafisa	PEN¥NSULA FIT	100%	100%	97%	92%	4,724	3,840
Gafisa	Magno	37%	36%	93%	72%	4,655	13,145
Gafisa	Mansão Imperial - F1	39%	32%	78%	67%	4,532	7,558
Gafisa	RESERVA DO LAGO - FA	100%	92%	91%	92%	4,421	5,487
Gafisa	ART VILLE	93%	71%	91%	95%	4,311	2,996
Gafisa	EVIDENCE	71%	58%	76%	74%	4,165	5,015
Gafisa	COLLORI	100%	92%	100%	100%	4,028	8,332
Gafisa	Dubai Residencial	26%	19%	77%	42%	3,981	3,981
Gafisa	CITY PARK BROTAS EMP	17%	-	99%	99%	3,965	3,856
Gafisa	CSF ACACIA	100%	93%	100%	100%	3,963	8,501
Gafisa	RUA DAS LARANJEIRAS	69%	63%	100%	100%	3,935	3,591
Gafisa	LAGUNA DI MARE - FAS	18%	9%	62%	41%	3,819	2,025
Gafisa	TERRAÇAS TATUAPE	45%	37%	74%	67%	3,800	4,852
Gafisa	BLUE LAND SPE 36	100%	100%	99%	96%	3,683	5,450
Gafisa	Details	55%	47%	63%	57%	3,592	4,499
Gafisa	MISTRAL	28%	20%	80%	77%	3,537	2,060
Gafisa	VIVANCE RES. SERVICE	100%	93%	98%	95%	3,499	8,526
Gafisa	Alphaville Barra da	77%	74%	73%	9%	3,152	25,606
Gafisa	HORIZONTE	77%	63%	100%	100%	3,109	3,242
Gafisa	ICARA¥ CORPORATE	89%	82%	97%	97%	3,082	3,183
Gafisa	GRANJA VIANA	59%	41%	50%	48%	3,002	2,034
Gafisa	RESERVA BOSQUE RESOR	21%	14%	97%	98%	2,951	2,992
Gafisa	CARPE DIEM - BELEM	39%	29%	61%	63%	2,948	1,440
Gafisa	Costa Maggiore	55%	49%	82%	82%	2,178	2,099
Gafisa	Outros	---	---	---	---	89,522	51,697

Gafisa		---	---	---	---	539,040	531,633

Alphaville	Jacuhy	86%	73%	97%	97%	17,900	29,951
Alphaville	Rio das Ostras	92%	79%	100%	100%	12,784	20,200
Alphaville	Londrina 2	84%	72%	99%	99%	8,869	-
Alphaville	Cuiabá II	91%	78%	99%	79%	7,525	-
Alphaville	João Pessoa	86%	72%	100%	100%	5,270	4,872
Alphaville	Piracicaba	17%	0%	91%	0%	4,346	2,286
Alphaville	Porto Alegre	9%	0%	86%	0%	3,965	2,553
Alphaville	Caruaru	38%	16%	99%	98%	3,513	6,196
Alphaville	Litoral Norte II	44%	20%	67%	57%	3,125	4,056
Alphaville	Outros	---	---	---	---	28,858	20,357

Alphaville		---	---	---	---	96,154	90,471

Tenda		---	---	---	---	262,346	261,428

Total		---	---	---	---	897,540	883,532

Consolidated Income Statement

R$ 000	4Q09	4Q08	3Q09	2009	2008	4Q09 x 4Q08	4Q09 x 3Q09	2009 x 2008

Gross Operating Revenue
Real Estate Development and Sales	912,764	557,894	902,196	3,096,881	1,768,200	63.6%	1.2%	75.1%
Construction and Services Rendered	17,647	24,067	13,265	47,999	37,268	-26.7%	33.0%	28.8%
Deductions	(32,871)	(20,224)	(38,360)	(122,534)	(65,064)	62.5%	-14.3%	88.3%

Net Operating Revenue	897,540	561,737	877,101	3,022,346	1,740,404	59.8%	2.3%	73.7%

Operating Costs	(620,122)	(414,093)	(621,927)	(2,143,762)	(1,214,401)	49.8%	-0.3%	76.5%

Gross profit	277,418	147,644	255,174	878,584	526,003	87.9%	8.7%	67.0%

Operating Expenses
Selling Expenses	(73,277)	(66,897)	(55,556)	(226,621)	(154,401)	9.5%	31.9%	46.8%
General and Administrative Expenses	(60,298)	(75,788)	(57,601)	(233,129)	(180,839)	-20.4%	4.7%	28.9%
Amortization of gain on partial sale of FIT Residential	11,689	41,008	52,600	169,394	41,008	-	-	313.1%
Other Operating Revenues / Expenses	(427)	2,310	(40,031)	(79,427)	(10,931)	-118.5%	-98.9%	626.6%
Depreciation and Amortization	(10,004)	(23,029)	(9,784)	(34,170)	(52,635)	-56.6%	2.2%	-35.1%
Non recurring expenses	(13,457)	-	-	(13,457)	-	0.0%	0.0%	0.0%

Operating results	131,644	25,249	144,802	461,174	168,205	421.4%	-9.1%	174.2%

Financial Income	23,167	38,465	33,104	129,566	102,854	-39.8%	-30.0%	26.0%
Financial Expenses	(51,058)	(36,736)	(64,112)	(210,394)	(61,008)	39.0%	-20.4%	244.9%

Income Before Taxes on Income	103,753	26,978	113,794	380,346	210,051	284.6%	-8.8%	81.1%

Deferred Taxes	(26,014)	17,857	(23,142)	(75,259)	(18,960)	-245.7%	12.4%	296.9%
Income Tax and Social Contribution	(4,488)	(10,798)	(4,828)	(20,147)	(24,437)	-58.4%	-7.0%	-17.6%

Income After Taxes on Income	73,251	34,037	85,824	284,940	166,654	115.2%	-14.6%	71.0%

Minority Shareholders	(17,929)	(21,193)	(22,107)	(71,400)	(56,733)	-15.4%	-18.9%	25.9%

Net Income	55,322	12,844	63,717	213,540	109,921	330.7%	-13.2%	94.3%

Net Income Per Share (R$)	0.33171	0.09883	0.48886	1.28039	0.84579	235.6%	-32.1%	51.4%

Consolidated Balance Sheet

	4Q09	4Q08	3Q09	4Q09 X 4Q08	4Q09 X 3Q09

ASSETS
Current Assets
Cash and banks	241,193	73,538	215,133	228.0%	12.1%
Financial investments	1,182,860	531,964	884,554	122.4%	33.7%
Receivables from clients	2,008,464	1,254,594	1,718,110	60.1%	16.9%
Properties for sale	1,332,374	1,695,130	1,376,236	-21.4%	-3.2%
Other accounts receivable	108,791	182,775	93,722	-40.5%	16.1%
Deferred selling expenses	6,633	13,304	7,205	-50.1%	-7.9%
Deferred taxes	0	0	13,099	-	-100.0%
Prepaid expenses	12,133	25,396	13,522	-52.2%	-10.3%

	4,892,448	3,776,701	4,321,581	29.5%	13.2%
Long-term Assets
Receivables from clients	1,768,182	863,950	1,662,300	104.7%	6.4%
Properties for sale	416,083	333,846	386,196	24.6%	7.7%
Deferred taxes	281,288	190,252	250,846	47.9%	12.1%
Other	69,160	110,606	52,140	-37.5%	32.6%

	2,534,713	1,498,654	2,351,482	69.1%	7.8%
Permanent Assets
Investments	195,088	195,088	195,088	0.0%	0.0%
Property, plant and equipment	56,476	50,348	53,698	12.2%	5.2%
Intangible assets	9,598	18,067	9,690	-46.9%	-0.9%

	261,162	263,503	258,476	-0.9%	1.0%

Total Assets	7,688,323	5,538,858	6,931,539	38.8%	10.9%

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Loans and financings	678,312	447,503	570,307	51.6%	18.9%
Debentures	122,377	61,945	80,781	97.6%	51.5%
Obligations for purchase of land and advances from
clients	475,409	421,584	488,935	12.8%	-2.8%
Materials and service suppliers	194,331	112,900	194,302	72.1%	0.0%
Taxes and contributions	138,177	113,167	132,216	22.1%	4.5%
Taxes, payroll charges and profit sharing	61,320	29,692	61,206	106.5%	0.2%
Provision for contingencies	11,266	17,567	10,512	-35.9%	7.2%
Dividends	54,279	26,106	26,106	107.9%	107.9%
Deferred taxes	79,474	-	52,375	-	51.7%
Other	205,657	97,931	181,312	110.0%	13.4%

	2,020,602	1,328,395	1,798,052	52.1%	12.4%

Long-term Liabilities
Loans and financings	525,443	600,673	636,639	-12.5%	-17.5%
Debentures	1,796,000	442,000	1,244,000	306.3%	44.4%
Obligations for purchase of land	146,401	231,199	147,168	-36.7%	-0.5%
Deferred taxes	336,291	239,131	322,870	40.6%	4.2%
Provision for contingencies	61,687	35,963	59,509	71.5%	3.7%
Other	407,323	389,759	362,843	4.5%	12.3%
Deferred income on acquisition	10,395	18,522	12,499	-43.9%	-16.8%
Unearned income from partial sale of investment	0	169,394	11,594	-100.0%	-100.0%

	3,283,540	2,126,641	2,797,122	54.4%	17.4%

Minority's	58,547	471,403	552,889	-87.6%	-89.4%
Shareholders' Equity
Capital	1,627,275	1,229,517	1,233,897	32.4%	31.9%
Treasury shares	(1,731)	(18,050)	(18,050)	-90.4%	-90.4%
Capital reserves	318,439	182,125	190,585	74.8%	67.1%
Revenue reserves	381,651	218,827	218,827	74.4%	74.4%
Retained earnings/accumulated losses	0	0	158,217	-	-100.0%

	2,325,634	1,612,419	1,783,476	44.2%	30.4%

Liabilities and Shareholders' Equity	7,688,323	5,538,858	6,931,539	38.8%	10.9%

Consolidated Cash Flows

	2,009	2,008

Net Income	213,540	109,921

Expenses (income) not affecting w orking capital
Depreciation and amortization	42,298	50,421
Goodw ill / Negative goodw ill amortization	(9,114)	2,214
Expense w ith stock option plan	14,427	26,138
Unearned income from partial sale of investment	(169,394)	(41,008)
Unrealized interest and charges, net	171,327	116,771
Deferred Taxes	75,260	18,960
Disposal of fixed asset	5,251	-
Warranty provision	7,908	5,112
Provision for contingencies	63,975	13,933
Profit sharing provision	28,237	-
Allow ance (reversal) for doubtful debts	(974)	10,359
Minority interest	71,400	56,733

Decrease (increase) in assets
Clients	(1,657,128)	(591,202)
Properties for sale	280,519	(703,069)
Other receivables	130,438	(61,510)
Escrow deposits	(44,552)	(3,834)
Deferred selling expenses	1,870	(5,211)
Prepaid expenses	13,263	(19,172)

Decrease (increase) in liabilities
Obligations for purchase of land and advances from customers	(38,881)	184,181
Taxes and contributions	25,010	38,977
Trade accounts payable	81,431	(14,363)
Salaries, payroll charges	3,390	(19,475)
Other accounts payable	13,806	12,612

Cash used in operating activities	(676,693)	(812,512)

Investing activities

Cash acquired at Tenda	-	66,904
Purchase of property and equipment and deferred charges	(45,109)	(63,127)
Capital contribution to subsidiary companies	-	-
Restricted cash in guarantee to loans	29,663	(67,077)
Acquisition of investments	-	(15,000)
Cash used in investing activities	(15,446)	(78,300)

Financing activities

Capital increase	9,736	7,671
Alienação ações em tesouraria	16,319	-
Ganho na alienação de ações em tesouraria	65,727	-
Contributions from venture partners	-	300,000
Increase in loans and financing	2,259,663	775,906
Repayment of loans and financing	(860,979)	(145,697)
Assignment of credit receivables, net	860	916
Proceeds from subscription of redeemable equity interest in securitizatio	41,308	-
Cessão de Crédito Imobiliário - CCI	69,316	-
Dividends paid	(26,058)	(26,979)
Dividends paid to venture partners	(35,539)	-

Net cash provided by financing activities	1,540,353	911,817

Net increase (decrease) in cash and cash equivalents	848,214	21,005

Cash and cash equivalents

At the beggining of the period	528,574	507,569
At the end of the period	1,376,788	528,574

Net increase (decrease) in cash and cash equivalents	848,214	21,005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 08, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.